August 21, 2017

VIA E-MAIL

Pamela Long, Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:         Tribus Enterprises, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 31, 2017

File No. 333-218683

Dear Ms. Long:

General

1.	Please revise the dates on the prospectus cover page to the date of your next amendment. We note that the “Subject to Completion” date is June 9, 2017 and the date of the prospectus is July 14, 2017.

Dates updated to date of submission.

Prospectus Cover Page

2.	We note your response to comment two in our letter dated July 28, 2017. We also note that you changed the Per Share (initial public offering) Offering Expenses from $.02 to $.0 but did not revise the calculation of the “Net Proceeds to Our Company” from $.23 to $.25. Please revise to include the correct calculation in the Per Share (initial public offering) Net Proceeds to Our Company column.

Revised to include the correct calculation in the Per Share Net Proceeds to Our Company column.

3.	Also in relation to comment two in our letter dated Jul 28, 2017, please remove the column where you would have reflected underwriter discounts and commissions, or revise its heading and related footnote to refer to underwriter discounts and commissions. While you do have expenses associated with the offering, it is not the case that you have the discounts and commissions that would otherwise be reflected here because this offering is being conducted by the company.

Pamela Long, Assistant Director

Column removed.

4.	We note your response to comment three in our letter dated July 28, 2017 and your disclosure on the prospectus cover that your offering will have a “maximum 180 day offering period”. Please also state clearly on the prospectus cover the date the offering will end, not merely disclosure about the length of the maximum offering period.

Closing date included.

Business Strategy, page 14

5.	We note your response to comment seven in our letter dated July 28, 2017, however, it does not appear that you added Exhibit 21. Please file Exhibit 21 with your next amendment and list such exhibit in your exhibit index. See Item 601(b)(21) of Regulation S-K.

Exhibit 21 listing subsidiaries added.

Plan of Operation, page 16

6.	We note your response to comment eight in our letter dated August 10, 2017. Please clarify how the proceeds that will be used to purchase the machinery and material listed in this section are identified in your Use Proceeds section on page 12. In this regard, we note that the Use of Proceeds disclosure identifies capital expenditures as one of three general corporate purposes, but in the more specific use of proceeds, allocates funds towards “general operational expenses” and “production and development”. Please clarify which of these more specific uses of proceeds encompasses the purchase of machinery and material that is necessary for you to become operational, as discussed in the Plan of Operation.

Use of proceeds broken down more specifically.

Description of Capital Stock, page 23

7.	We note your response to comment nine in our letter dated August 10, 2017. We note the disclosure regarding both the Class A and Class B Preferred that “preferred shares can be converted at any time…without additional corporate consent” is inconsistent with the terms of Section 3(iii)(A) of your Certificate of Incorporation. However, if your Certificate of Incorporation only addresses “Series A” preferred stock and appears to provide conversion terms that are determined by the board using its discretion, either quarterly or annually. The Certificate of Incorporation does not specifically provide for “Class B” preferred. Please revise to reconcile your disclosures with the Certificate of Incorporation.

Pamela Long, Assistant Director

Disclosures reconciled with Certificate of Incorporation.

Limitations on Stockholder Actions, page 23

Disclosure of Commission Position on Indemnification, page 29

Item 14, Indemnification of Directors and Officers, page II-1

8.	We note your response to comment ten in our letter dated July 28, 2017. We also note your reference to Article 12 of our Certificate of Incorporation on page II-1, but the indemnification provisions contained in the Certificate of Incorporation you have filed are in Section 7. Additional provisions appear in Article IX of your By-Laws. Please make your disclosure in these sections consistent with the indemnification provisions of your Certificate of Incorporation and By-Laws.

Revised to reflect section 7 and Article IX of the bylaws.

9.	In addition, connection with the correction of the typo that erroneously referred to Nevada law as governing your indemnification provisions, please ensure that you file a copy of any corrective amendment to your charter that you have filed or obtained from the Washington Secretary of State as a new exhibit 3.3 to the registration statement.

Certificate of Correction filed as Exhibit 3.3.

Sincerely,

____________________________

Kendall Bertagnole, President

Tribus Enterprises, Inc.

cc:          Tracie Mariner, Staff Accountant (via e-mail)

Al Pavot, Staff Accountant (via e-mail)

Sherry Haywood, Staff Attorney (via e-mail)